January 13, 2022

U.S. Securities & Exchange Commission
100 F Street, NE
Washington DC 20549-3561

Re: Addition of Principal-Form SBSE-A

To whom it may concern:

The Truist Security-Based Swap Dealer has onboarded a new Principal:

      Terence O'Malley

Mr. O'Malley will assume his role as Principal on December 15, 2022.

Additionally, one individual that served as Principal of the Truist Security-Based Swap Dealer has left Truist and is being removed as a Principal. The individual is:

      Daryl Bible

The termination date of Mr. Bible as a Principal is September 15, 2022.

Thank you,
Stephen DeRubertis
Vice President, Senior Compliance Officer
227 W. Monroe Street, Chicago, IL 60606